Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months
	Ended		Years Ended March 31,
	June, 2004	2004	2003	2002	2001	2000

Earnings from continuing operations
before income tax provision	$ 138,701	$ 472,309	$ 306,856	$ 251,143	$ 261,269	$ 250,391
Fixed Charges:
Interest Expense	15,990	63,155	85,997	125,342	173,359	131,534
Portion of rental expense
representative of interest factor(1)	5,388	21,760	22,688	23,341	22,315	17,312

Earnings available for fixed charges	$ 160,079	$ 557,224	$ 415,541	$ 399,826	$ 456,943	$ 399,237

Fixed Charges:
Interest Expense	$ 15,990	$ 63,155	$ 85,997	$ 125,342	$ 173,359	$ 131,534
Portion of rental expense
representative of interest factor(1)	5,388	21,760	22,688	23,341	22,315	17,312

Total Fixed Charges	$ 21,378	$ 84,915	$ 108,685	$ 148,683	$ 195,674	$ 148,846

Consolidated ratio of earnings
to fixed charges	7.5	6.6	3.8	2.7	2.3	2.7

(1) The portion of rental expense representative of interest factor is calculated as one third of the total Rent, Marketing Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.